Mail Stop 3561

July 3, 2008

Daniel D. Greenwell
Senior Vice President and Chief Financial Officer
Terra Industries Inc.
600 Fourth Street
Sioux City, IA 51102-6000

> **Re:** **Terra Industries Inc.**
> **File No. 001-08520**
> **Form 10-K: For the fiscal year ended December 31, 2007**

Dear Mr. Greenwell:

We have reviewed your June 20, 2008 correspondence and have the following comments. We believe you should revise your future filings in response to comment number one. If you disagree, we will consider your explanation as to why a revision is unnecessary. In addition, comment numbers one and two request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comment via EDGAR within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2007

Note 1: Summary of Significant Accounting Policies

Plant Turnaround Costs, page 53

1.   We note your response to our prior comment 1. Based on the description of the type of costs that you defer as plant turnaround costs, it appears from your response that only expenditures for replacing major equipment items (and the associated required direct labor) are capitalized and amortized until the next turnaround is expected to occur (i.e., the turnaround costs) and that all other maintenance and repair expenditures are expensed as incurred. Please confirm that our understanding is correct or advise, as appropriate. In this regard, we believe your accounting policy description for plant turnaround costs should be revised to clarify that only expenditures for replacing major equipment items (and the associated required direct labor) are capitalized as turnaround costs, as opposed to the current description which implies that all costs incurred during plant turnarounds are capitalized and deferred. Please advise.

2.   From your response, we note the examples of major equipment items subject to replacement during periodic plant turnarounds, such as compressors, heat exchangers, pumps, valves, catalysts, piping, and motors. With regard to acquisition of these major equipment items outside the course of a plant turnaround (for example, for a new facility or production line), please tell us what useful lives you assign to these assets. Please be detailed in your response.

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You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also call me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant